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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             dated February 14, 2003

                         Commission File Number 1-14894

                                   BRASKEM S.A
                    (Exact Name as Specified in its Charter)

                                       N/A
                                    ---------
                       (Translation of Registrant's Name)
                 Rua Eteno, 1561, Polo Petroquimico de Camacari

                     Camacari, Bahia - CEP 42810-000 Brazil
                     --------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.______

         Form 20-F  [ X ]   Form 40-F [  ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [_]            No [ X ]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 14, 2003

                                            BRASKEM S.A.



                                            By:  /s/ Paul Altit
                                                --------------------------------
                                                Name:   Paul Altit
                                                Title:  Director/Chief Financial
                                                        Officer


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                                  EXHIBIT INDEX

Exhibit        Description of Exhibit
-------        ----------------------

1.             BOVESPA (Sao Paulo Stock Exchange) Presentation, dated
               February 13, 2003.